As filed with the Securities and Exchange Commission on October 29, 2004

Registration No. 333-109655

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Post Effective Amendment No. 1

to

Form S-1 on Form S-2

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

UNIGENE LABORATORIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2833	22-2328609
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

110 Little Falls Road

Fairfield, New Jersey 07004

(973) 882-0860

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Warren P. Levy

President

Unigene Laboratories, Inc.

110 Little Falls Road

Fairfield, New Jersey 07004

(973) 882-0860

(Name, address including zip code, and telephone number, including area code, of agent for service)

With a copy to:

James J. Marino, Esq.

Dechert LLP

PO Box 5218

Princeton, NJ 08543-5218

(609) 620-3200

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant has filed a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 29, 2004

PROSPECTUS

Unigene Laboratories, Inc.

9,886,952 Shares of

Common Stock

This prospectus relates to the sale of up to 9,886,952 shares of our common stock by Fusion Capital Fund II, LLC. Fusion is sometimes referred to in this prospectus as the selling stockholder. The prices at which Fusion may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of our shares by Fusion.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “UGNE.” On October 18 , 2004 the last reported sale price for our common stock as reported on the Over-The-Counter Bulletin Board was $1.50 per share.

Investing in our common stock involves certain risks. See “ Risk Factors” beginning on page 4 for a discussion of these risks.

The selling stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is              , 2004.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus carefully, especially the discussion regarding the risks of investing in Unigene common stock under the heading “Risk Factors,” before investing in Unigene common stock. “Unigene®,” “Forcaltonin®,” and “Fortical®” are registered trademarks of Unigene Laboratories, Inc.

Business

Unigene is a biopharmaceutical company engaged in the research, production and delivery of small proteins, referred to as peptides, that have demonstrated or may have potential medical use. We have a patented manufacturing technology for producing many peptides cost-effectively. We also have patented oral and nasal delivery technologies that have been shown to deliver medically useful amounts of various peptides into the bloodstream. Our primary focus has been on the development of calcitonin and other peptide products for the treatment of osteoporosis and other indications. We have licensed worldwide rights to our manufacturing and delivery technologies for oral parathyroid hormone, which we refer to as PTH, to GlaxoSmithKline, or GSK. We licensed in the U.S. our nasal calcitonin product, which we have trademarked as Fortical®, to Upsher-Smith Laboratories, Inc., or USL. Both of these products are being developed for the treatment of osteoporosis. We have also licensed worldwide rights to our patented manufacturing technology for the production of calcitonin to Novartis Pharma AG, or Novartis. We have an injectable calcitonin product that is approved for sale in the European Union and in Switzerland for osteoporosis indications. We have the facilities, subject to our continuing ability to remain in compliance with current Good Manufacturing Practice guidelines, referred to as cGMP, and the technology for manufacturing calcitonin and PTH.

Our Accomplishments

Among our major accomplishments are:

•	Development of a Proprietary Peptide Production Process. One of our principal scientific accomplishments is our success in developing a highly efficient biotechnology-based peptide production process. Several patents relating to this process have issued. We believe that these proprietary processes are key steps in the more efficient and economical commercial production of medically useful peptides. Many of these peptides cannot be produced at a reasonable cost in sufficient quantities for human testing or commercial use by currently available production processes. We have constructed and are operating a manufacturing facility employing this process to produce PTH and calcitonin, and we have also produced laboratory-scale quantities of several other peptides. During 2004, we licensed worldwide rights to the technology to Novartis for their production of calcitonin.

•	Development and Licensing of Proprietary Technology for Oral Delivery. We have developed and patented an oral formulation that has successfully delivered calcitonin into the bloodstream of human subjects. With our collaborators, we have shown in several human studies that this formulation can deliver significant quantities of the peptide into the human bloodstream. We believe that the components of our patented oral product also can enable the delivery of other peptides and we have initiated studies to investigate this possibility internally and in collaboration with others. During 2001, we reported successful oral delivery in animal studies of various peptides including PTH for the treatment of osteoporosis and insulin for the treatment of diabetes. During 2002, we licensed rights to our manufacturing and delivery technologies for oral PTH to GSK. During 2004, GSK successfully conducted a Phase I study for oral PTH.

•	Development and Licensing of Proprietary Technology for Nasal Delivery. We have developed and patented a nasal calcitonin formulation that, in human studies, demonstrated similar blood levels to an existing nasal calcitonin product and also demonstrated both a decrease in bone loss, as measured by several industry accepted blood markers, and an increase in bone mineral density. During 2002, we licensed U.S. rights to our nasal calcitonin product, Fortical, to USL. We filed a new drug application, or NDA, for Fortical in March 2003 and the NDA was accepted for review by the FDA in May 2003. In January 2004 we announced the receipt of an approvable letter from the FDA. The letter is an official communication from the FDA indicating that the agency is prepared to approve the NDA upon the finalization of the labeling and the resolution of specific remaining issues, including the submission of additional information and data. We have filed all additional information and data requested to date by the FDA, and such information and data is currently under review. However, during this review process additional questions or concerns may be raised by the FDA which could delay product approval. A Citizen’s Petition, which typically requests the FDA to reconsider its decisions, was filed on January 9, 2004 on behalf of an anonymous party subsequent to the announcement of our receipt of the FDA approvable letter. Using certain assumptions, the petition questioned the FDA’s ability to grant approval for any recombinant calcitonin product that primarily relies on clinical markers of bone cell activity. In July 2004, the FDA sent a response to the petitioner stating that the FDA had not yet made a decision on the petition and it is continuing to review the issues raised by the petitioner.

Strategy

These patented manufacturing and delivery technologies form the basis of our business strategy. The potential pharmaceutical products that we are developing use one or, in most cases, two of these technologies. Our oral calcitonin and oral PTH products would utilize our peptide production process as well as our oral delivery system for peptides. These products are currently in development and, if approved, they most likely would be introduced into the market years after our nasal calcitonin product.

Our business strategy is to develop proprietary products and processes with applications in human health care to generate revenues from license fees, royalties on third-party sales and direct sales of bulk or finished products. Generally, we fund our internal research activities. However, due to our limited financial resources, we rely on licensees, which are typically established pharmaceutical companies, to provide development funding. We also generally expect to rely on these licensees to take responsibility for obtaining appropriate regulatory approvals, human testing, and marketing of products derived from our research activities. However, we may, in some cases, retain the responsibility for human testing and for obtaining the required regulatory approvals for a particular product.

Corporate Information

Unigene is incorporated under the laws of the State of Delaware. Our executive offices are located at 110 Little Falls Road, Fairfield, New Jersey 07004, and our telephone number at this location is (973) 882-0860. The address of our web site is www.unigene.com. Information on our web site is not part of this prospectus.

Unigene Common Stock

Unigene common stock trades on the OTC Bulletin Board under the symbol “UGNE.”

The Offering

On October 9, 2003 we entered into a common stock purchase agreement, as amended, with Fusion Capital Fund II, LLC, pursuant to which Fusion has agreed to purchase, subject to Unigene’s right to reduce or suspend these purchases, on each trading day, $30,000 of our common stock up to an aggregate purchase price, under certain conditions, of $15,000,000. In November 2003, we registered 13,500,000 shares of our common stock for sale by Fusion, of which 4,863,048 shares have been sold as of October 18, 2004 . Fusion, the selling stockholder under this prospectus, is offering for sale the remaining shares from the October 9, 2003 agreement consisting of up to 9,886,952 shares of our common stock, consisting of 1,000,000 shares of our common stock issued as a commitment fee, 250,000 shares of our common stock issuable upon the exercise of a warrant issued as a commitment fee and up to an additional 8,636,952 shares of our common stock that Fusion may purchase from us, subject to our right to reduce or suspend these purchases, pursuant to the common stock purchase agreement. All of these shares had been previously registered in our November 2003 registration statement. The warrant enables a cashless exercise and has certain anti-dilutive provisions.

As of October 18 , 2004, there were 78,120,105, shares of our common stock outstanding, including the 1,000,000 shares of our common stock issued as a commitment fee but excluding the 250,000 shares issuable upon the exercise of a warrant and the 8,636,952 shares that Fusion may purchase from us. The 9,886,952 shares offered by this prospectus represent 11.4% of the total common stock outstanding as of October 18, 2004, assuming the issuance of these shares. The number of shares ultimately offered for sale by Fusion is dependent upon the number of shares purchased by Fusion under the common stock purchase agreement, subject to Unigene’s right to reduce or suspend these purchases. This is our second financing transaction with Fusion. The first transaction began pursuant to a common stock purchase agreement in May 2001, referred to as the original agreement, which ended in November 2003. Under the original agreement, through November, 2003, we raised a total of $8,955,418 through the sale of 21,000,000 shares of our common stock to Fusion, before cash expenses of approximately $965,000.

The number of shares ultimately offered for sale by Fusion is dependent upon the number of shares purchased by Fusion. This number may be affected by other factors more fully described under the heading “The Fusion Transaction.”

RISK FACTORS

An investment in Unigene common stock involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of Unigene common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, liquidity, results of operations and prospects for growth would likely suffer. As a result, the trading price of Unigene common stock could decline, and you could lose all or part of your investment.

Prospective investors should consider carefully these factors concerning our business before purchasing the securities offered by this prospectus. We make various statements in this section which constitute “forward-looking statements” under Section 27A of the Securities Act of 1933, as amended. See “Forward-Looking Statements.”

We have significant historical losses and may continue to incur losses in the future.

We have incurred annual losses since our inception. As a result, at December 31, 2003 and June 30, 2004, we had accumulated deficits of approximately $102,000,000 and $107,000,000, respectively. Our gross revenues for the years ended December 31, 2003, 2002 and 2001 were $6,024,000, $2,658,000, and $865,000, respectively. Our gross revenue for the six months ended June 30, 2004 was $1,193,000. Our revenues have not been sufficient to sustain our operations. Revenue for the six months ended June 30, 2004 consisted primarily of calcitonin sales and licensing revenue from previously deferred up-front and milestone payments. Revenue for 2003 consisted primarily of milestone payments from USL and GSK, and PTH sales to GSK. Revenue for 2002 consisted primarily of revenue from GSK for our development activities and for sales of bulk PTH. Revenue for 2001 consisted primarily of bulk calcitonin sales and the recognition of previously deferred revenue as a result of the termination of our license agreement with Pfizer, as a result of a $3,000,000 up-front payment we received in 1997. As of October, 2004, we have three material revenue generating license agreements. Our injectable calcitonin product has been approved for commercial sale in a number of European countries, but we do not anticipate that these sales will produce significant revenues in the near-term. During the years ended December 31, 2003, 2002 and 2001, we have incurred losses from operations of $6,224,000, $8,496,000, and $10,957,000, respectively. Our net losses for the years ended December 31, 2003, 2002 and 2001 were $7,397,000, $6,337,000, and $12,472,000, respectively. For the six months ended June 30, 2004, our loss from operations and our net loss were $4,710,000 and $5,127,000, respectively. We believe that to achieve profitability we will require at least the successful commercialization of our nasal calcitonin or oral PTH products or another oral peptide product in the U.S. and abroad. We might never be profitable.

Our independent auditors have added an explanatory paragraph to their audit opinions issued in connection with the financial statements for each of the years ended December 31, 2003, 2002 and 2001 relative to the substantial doubt about our ability to continue as a going concern. Our ability to commercialize our products and obtain additional funding will determine our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We may require additional funding to sustain our operations, and our ability to secure additional financing is uncertain.

We may be unable to raise on acceptable terms, if at all, the substantial capital resources necessary to conduct our operations. If we are unable to raise the required capital, we may be forced to limit some or all of our research and development programs and related operations, curtail commercialization of our product candidates and, ultimately, cease operations. Our future capital requirements will depend on many factors, including:

•	our ability to obtain FDA approval for Fortical;

•	the achievement of milestones in our Novartis, GSK and USL agreements;

•	continued scientific progress in our discovery and research programs;

•	progress with preclinical studies and clinical trials;

•	the magnitude and scope of our discovery, research and development programs;

•	our ability to maintain existing, and establish additional, corporate partnerships and licensing arrangements;

•	our ability to sell and market our products;

•	the time and costs involved in obtaining regulatory approvals;

•	the time and costs involved in expanding and maintaining our production facility;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims;

•	the potential need to develop, acquire or license new technologies and products;

•	the continued ability to refinance demand loans from Jay Levy, Ronald Levy and Warren Levy;

•	and other factors beyond our control.

We had cash flow deficits from operations of $4,632,000, $1,315,000 and $7,122,000 for the years ended December 31, 2003, 2002 and 2001, respectively. For the six months ended June 30, 2004, we generated $2,045,000 in cash flow from operations due to up-front and milestone payments received from Novartis and GSK, respectively. We believe that we will generate financial resources to apply toward funding our operations through the achievement of milestones in the Novartis, GSK and USL agreements, through the sale of PTH to GSK and of calcitonin to Novartis, and through sales of Fortical after FDA approval. However, if we are unable to obtain FDA approval or achieve these milestones and sales, or are unable to obtain FDA approval or achieve the milestones and sales on a timely basis, we would need additional funds to continue our operations. Our first agreement with Fusion has provided us with some cash to fund our operations, but it alone has not been sufficient to satisfy all of our working capital needs. From May 2001 through November 2003, under the original agreement with Fusion, we raised a total of $8,955,418 through the sale of 21,000,000 shares of our common stock to Fusion, before cash expenses of approximately $965,000. From December 1, 2003 through October 18, 2004, under our new Fusion financing, we have received $3,500,000 through the sale of 4,863,048 shares of common stock to Fusion. The extent to which we intend to rely on Fusion as a source of financing will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources, such as through achieving milestones and generating sales through our existing agreements, or through entering into new licensing agreements or the sale of bulk calcitonin, both of which we are actively exploring. Our more recent agreement with Fusion expires in November 2005 unless terminated sooner. If we are unable to achieve milestones or sales under our existing agreements or enter into a significant revenue generating research, license or distribution agreement or financing arrangement, we would need to significantly curtail our operations. We also could consider a sale or merger of Unigene.

We may need additional funds from financing or other sources to fully implement our business, operating and development plans. We have the right to receive up to $30,000 per trading day under the current agreement with Fusion unless our stock price equals or exceeds $0.80, in which case the daily amount may be increased under certain conditions as the price of our common stock increases. However, we may elect to reduce or suspend our sales of common stock to Fusion if we feel that the share price of our common stock is too low, and due to our desire to keep dilution to a minimum. Fusion does not have the right nor the obligation to purchase any shares of our common stock on any trading days that the market price of our common stock is less than $0.20. We initially registered 14,750,000 shares of our common stock for sale by Fusion. Therefore, the selling price of the 13,500,000 shares (excluding the 1,000,000 commitment shares and the 250,000 shares underlying the warrant issued to Fusion) of our common stock to be purchased by Fusion will have to average at least $1.12 per share for us to receive the maximum proceeds of $15,000,000 without registering additional shares of common stock. From January 1, 2004 through October 18, 2004 we received $3,500,000 through the sale of 4,863,048 shares of common stock to Fusion. Assuming a purchase price of $1.50 per share (the closing sale price of the common stock on October 18, 2004) Fusion would be able to purchase only 7,666,666 of the remaining 8,636,952 shares under the common stock purchase agreement for the remaining gross proceeds of $11,500,000. In addition, Fusion has the right to terminate the agreement if an event of default under the agreement occurs.

The sale of our common stock to Fusion could cause the price of our common stock to decline. If our stock price declines, we may be unable to raise additional funds through the sale of our common stock to others. If we are able to sell shares of our common stock, the sales could result in significant dilution to our stockholders.

We believe that satisfying our long-term capital requirements will require at least the successful commercialization of one of our peptide products. However, our products may never become commercially successful.

Some of our executives have made loans to us, some of which are in default, and are entitled to remedies available to a secured creditor, which gives them a priority over the holders of our common stock. We also granted similar rights to The Tail Wind Fund, Ltd.

Some of our executives have made loans to us under promissory notes in the aggregate amount of $10,553,323, of which a total of $4,843,323 is in default. Our obligations under these promissory notes are secured by, among other things, mortgages upon all of the real property we own and pledges of substantially all of our assets. If we become insolvent or are liquidated, or if payment under the promissory notes is accelerated, the holders of the promissory notes will be entitled to exercise the remedies available to a secured lender under applicable law, which would entitle them to full repayment before any funds could be paid to our shareholders. In addition, we issued to Tail Wind a $1,000,000 secured promissory note due in February 2005. Our obligation to repay the note is secured by, among other things, a mortgage on the real property we own and pledges of our fixed assets in Fairfield, New Jersey. If a default occurs under the note or security documents, Tail Wind would be entitled to remedies generally available to a secured lender, which would entitle Tail Wind to full payment before any funds could be paid to our shareholders.

Most of our products are in early stages of development and we may not be successful in our efforts to develop a calcitonin, PTH or other peptide product that will produce revenues sufficient to sustain our operations.

Our success depends on our ability to commercialize a calcitonin, PTH or other peptide product that will produce revenues sufficient to sustain our operations. Most of our products are in early stages of development and we may never develop a calcitonin, PTH or other peptide product that makes us profitable. We have a contractual joint venture with SPG, which may continue to generate losses and may never be profitable. Our ability to achieve profitability is dependent on a number of factors, including our ability to complete development efforts, obtain regulatory approval for our product candidates, and commercialize successfully those product candidates or our technologies. We believe that the development of more desirable formulations is essential to expand consumer acceptance of peptide pharmaceutical products. However, we may not be successful in our development efforts, or other companies may develop such products, or superior products, before we do.

We may not be successful in our efforts to gain regulatory approval for our products and, if approved, the approval may not be on a timely basis.

Even if we are successful in our development efforts, we may not be able to obtain the necessary regulatory approval for our products. The FDA must approve the commercial manufacture and sale of pharmaceutical products in the U.S. Similar regulatory approvals are required for the sale of pharmaceutical products outside of the U.S. We entered into a contractual joint venture agreement in China with SPG. The contractual joint venture may not be able to obtain regulatory approval in China. Although we have received regulatory approval in the European Union and Switzerland for the sale of our injectable calcitonin product, none of our products have been approved for sale in the U.S., and our products may never receive the approvals necessary for commercialization. We must conduct further human testing on certain of our products before they can be approved for commercial sale. Any delay in receiving, or failure to receive, these approvals would adversely affect our ability to generate product revenues.

All of our clinical trials for nasal calcitonin have been completed although, as with any pharmaceutical application, the FDA could require additional trials as a condition to marketing approval which could delay the product release or, if such studies were unsuccessful, the FDA could reject the product. An NDA was filed in March 2003. The FDA accepted the NDA for review in May 2003. In January 2004 we announced the receipt of an approvable letter from the FDA. The letter is an official communication from the FDA indicating that the agency is prepared to approve the NDA upon the finalization of the labeling and the resolution of specific remaining issues, including the submission of additional information and data. We have filed all additional information and data requested to date by the FDA, and such information and data is currently under review. However, during this review process additional questions or concerns may be raised by the FDA which could delay the product approval. A Citizen’s Petition, which typically requests the FDA to reconsider its decisions, was filed on January 9, 2004 on behalf of an anonymous party subsequent to the announcement of our receipt of the FDA approvable letter. Using certain assumptions, the petition questioned the FDA’s ability to grant approval for any recombinant calcitonin product that primarily relies on clinical markers of bone cell activity. In July 2004, the FDA sent a response to the petitioner stating that the FDA had not yet made a decision on the petition and it is continuing to review the issues raised by the petitioner.

We may not be successful in efficiently manufacturing or commercializing our products.

If any of our products are approved for commercial sale, we will need to manufacture the product in commercial quantities at a reasonable cost in order for it to be a successful product that will generate profits. Because of our limited clinical, manufacturing and regulatory experience and the lack of a marketing organization, we are likely to rely on licensees or other parties to perform one or more tasks for the commercialization of pharmaceutical products. We may incur additional costs and delays while working with these parties, and these parties may ultimately be unsuccessful.

We have made a substantial investment in our production facility which we may need to upgrade or expand in order to manufacture some of our products in commercial quantities required by our corporate partners.

We have constructed and are operating a facility intended to produce calcitonin, PTH and other peptides. This facility has been inspected by European regulatory authorities who have determined that we were in compliance with the then-current European good manufacturing practice guidelines for the manufacture of calcitonin for human use, and we have also passed a pre-approval inspection conducted by the FDA for Fortical. The risks associated with this facility include the failure to achieve targeted production and profitability goals, the development by others of superior processes and products, and the absence of a market for products produced by the facility. We have upgraded our manufacturing facility in order to expand our fill line in anticipation of the launch of our nasal calcitonin product. However, the successful commercialization of any of our other products may require us to make additional expenditures to expand or upgrade our manufacturing operations. We may be unable to make these capital expenditures when required.

We are dependent on partners for the commercial development of our products and currently have only three significant license agreements.

We do not currently have, nor do we expect to have in the near future, sufficient financial resources and personnel to develop and market our products on our own. Accordingly, we expect to continue to depend on large pharmaceutical companies for revenues from sales of products, research sponsorship and distribution of our products.

The process of establishing partnerships is difficult and time-consuming. Our discussions with potential partners may not lead to the establishment of new partnerships on favorable terms, if at all. If we successfully establish new partnerships, the partnerships may never result in the successful development of our product candidates or the generation of significant revenue. Management of our relationships with these partners would require:

•	significant time and effort from our management team;

•	coordination of our research with the research priorities of our corporate partners;

•	effective allocation of our resources to multiple projects; and

•	an ability to attract and retain key management, scientific, production and other personnel.

We may not be able to manage these relationships successfully.

We currently have significant license agreements with Novartis worldwide for the production of calcitonin, GSK worldwide for oral PTH and with USL in the U.S. for nasal calcitonin. We are pursuing additional opportunities to license, or enter into distribution arrangements for, our oral and injectable calcitonin products, our nasal calcitonin product outside of the U.S., China and Greece, as well as other possible peptide products. However, we may not be successful in any of these efforts.

In June 2000, we entered into a joint venture agreement with SPG, a pharmaceutical company in the People’s Republic of China, for the manufacture and distribution of injectable and nasal calcitonin products in China and possibly, with our approval, other selected Asian markets, for the treatment of osteoporosis. The contractual joint venture began operations in March 2002; sales of its injectable calcitonin product began in April 2002, using SPG’s existing license. Initial sales will be used by the contractual joint venture to offset startup costs. Therefore, we expect that the contractual joint venture’s initial net income or loss will be immaterial to our overall results of operations. We have entered into distribution agreements for our injectable formulation of calcitonin in the United Kingdom, Ireland and Israel. We also have entered into a license agreement in Greece for nasal calcitonin. To date, we have not received material revenues from these agreements and may never do so.

Because we are a biopharmaceutical company, our operations are subject to extensive government regulations.

Our laboratory research, development and production activities, as well as those of our collaborators and licensees, are subject to significant regulation by federal, state, local and foreign governmental authorities. In addition to obtaining FDA approval and other regulatory approvals for our products, we must obtain approvals for our manufacturing facility to produce calcitonin, PTH and other peptides for human use. The regulatory approval process for a pharmaceutical product requires substantial resources and may take many years. In addition, in China, where we have signed a joint venture agreement, we require government approval in order to obtain a business license and obtain our official status as a Chinese joint venture. Our inability to obtain approvals or delays in obtaining approvals would adversely affect our ability to continue our development program, to manufacture and sell our products, and to receive revenue from milestone payments, product sales or royalties.

The FDA or other regulatory agencies may audit our production facility at any time to ensure compliance with cGMP guidelines. These guidelines require that we conduct our production operation in strict compliance with our established rules for manufacturing and quality controls. Any of these agencies can suspend production operations and product sales if they find significant or repeated changes from these guidelines. A suspension would likely cause us to incur additional costs or delays in product development.

If our products receive regulatory approval, our competitors would include large pharmaceutical companies with superior resources.

We are engaged in developing pharmaceutical products, which is a rapidly changing and highly competitive field. To date, we have concentrated our efforts primarily on products to treat one indication — osteoporosis. Like the market for any pharmaceutical product, the market for treating osteoporosis has the potential for rapid, unpredictable and significant technological change. Competition is intense from specialized biotechnology companies, major pharmaceutical and chemical companies and universities and research institutions. We currently have no products approved for sale in the U.S. If we are successful in obtaining approval for one of our products, our future competitors will have substantially greater financial resources, research and development staffs and facilities, and regulatory experience than we do. Major companies in the field of osteoporosis treatment include Novartis, Wyeth, Merck, Eli Lilly, Aventis and Procter & Gamble. We believe that we may be able to compete with these companies due both to our partnerships with GSK and USL and to our patented technologies. Any one of these potential competitors could, at any time, develop products or a manufacturing process that could render our technology or products noncompetitive or obsolete.

Our success depends upon our ability to protect our intellectual property rights.

We filed applications for U.S. patents relating to proprietary peptide manufacturing technology and oral and nasal formulations that we have invented in the course of our research. Our most important U.S. manufacturing and delivery patents expire from 2016 to 2021. To date, eleven U.S. patents have issued and other applications are pending. We have also made patent application filings in selected foreign countries and thirty-four foreign patents have issued with other applications pending. We face the risk that any of our pending applications will not issue as patents. In addition, our patents may be found to be invalid or unenforceable. Our business also is subject to the risk that our issued patents will not provide us with significant competitive advantages if, for example, a competitor were to independently develop or obtain similar or superior technologies. To the extent we are unable to protect our patents and patent applications, our investment in those technologies may not yield the benefits that we expect.

We also rely on trade secrets to protect our inventions. Our policy is to include confidentiality obligations in all research contracts, joint development agreements and consulting relationships that provide access to our trade secrets and other know-how. However, parties with confidentiality obligations could breach their agreements causing us harm. If a secrecy obligation were to be breached, we may not have the financial resources necessary for a legal challenge. If licensees, consultants or other third parties use technological information independently developed by them or by others in the development of our products, disputes may arise from the use of this information and as to the ownership rights to products developed using this information. These disputes may not be resolved in our favor.

Our technology or products could give rise to product liability claims.

Our business exposes us to the risk of product liability claims that are a part of human testing, manufacturing and sale of pharmaceutical products. The administration of drugs to humans, whether in clinical trials or commercially, can result in product liability claims even if our products are not actually at fault for causing an injury. Furthermore, our products may cause, or may appear to cause, adverse side effects or potentially dangerous drug interactions that we may not learn about or understand fully until the drug is actually manufactured and sold. Product liability claims can be expensive to defend and may result in large judgments against us. Even if a product liability claim is not successful, the adverse publicity, time, and expense involved in defending such a claim may interfere with our business. We may not have sufficient resources to defend against or satisfy these claims. We currently maintain $10,000,000 in product liability insurance coverage. However, this amount may not be sufficient to protect us against losses or may be unavailable in the future on acceptable terms, if at all.

We have financial obligations under our current and former joint venture agreements in China.

An NDA for injectable and nasal calcitonin products was filed in China in the third quarter of 2003. Approvals of NDAs in China may require approximately 12-18 months or more. Under the terms of the joint venture agreement in China with SPG, we are obligated to contribute up to $405,000 in cash after approval of its Chinese NDA and up to an additional $495,000 in cash within two years thereafter. However, these amounts may be reduced or offset by our share of the entity’s profits, if any. As of June 30, 2004, we contributed $37,500 to the existing contractual joint venture.

In addition, we are obligated to pay to the Qingdao General Pharmaceutical Company, our former joint venture partner in China, an aggregate of $350,000 in monthly installment payments of $5,000 in order to terminate this joint venture, of which $105,000 is remaining as of June 30, 2004.

We may be unable to retain key employees or recruit additional qualified personnel.

Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical, production and managerial personnel. There is intense competition for qualified personnel in our business. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical, production and managerial personnel in a timely manner would harm our research and development programs and our business.

Dr. Warren Levy and Dr. Ronald Levy have been our principal executive officers since our inception. We rely on them for their leadership and business direction. Each of them has entered into an agreement with us providing that he shall not engage in any other employment or business for the period of his employment with us and will not engage in a competing business for one year following termination. However, each of them is only bound by his respective employment agreement to provide services for a one-year term. The loss of the services of either of these individuals could significantly delay or prevent the achievement of our scientific and business objectives.

The market price of our common stock is volatile.

The market price of our common stock has been, and we expect it to continue to be, highly unstable. Factors, including our announcement of technological improvements or announcements by other companies, regulatory matters, research and development activities, new or existing products or procedures, signing or termination of licensing agreements, concerns about our financial condition, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, and public concern over the safety of activities or products have had a significant impact on the market price of our stock. We expect such factors to continue to impact our market price for the foreseeable future. In addition, potential dilutive effects of future sales of shares of Unigene common stock by us or our stockholders, including sales by Fusion and by the exercise and subsequent sale of Unigene common stock by the holders of outstanding and future warrants and options could have an adverse effect on the price of our stock.

Our common stock is classified as a “penny stock” under Securities and Exchange Commission rules, which may make it more difficult for our stockholders to resell our common stock.

Our common stock is traded on the OTC Bulletin Board. As a result, the holders of our common stock may find it more difficult to obtain accurate quotations concerning the market value of the stock. Stockholders also may experience greater difficulties in attempting to sell the stock than if it was listed on a stock exchange or quoted on The Nasdaq National Market or The Nasdaq Small-Cap Market. Because Unigene common stock is not traded on a stock exchange or on Nasdaq, and the market price of the common stock is less than $5.00 per share, the common stock is classified as a “penny stock.” Rule 15g-9 of the Securities Exchange Act of 1934, as amended, imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” These include the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our common stock could adversely affect the market liquidity of the shares, which in turn may affect the ability of holders of our common stock to resell the stock.

The sale of our common stock to Fusion will cause dilution and the sale of the shares of common stock acquired by Fusion could cause the price of our common stock to decline.

The purchase price for the common stock to be issued to Fusion pursuant to the common stock purchase agreement will fluctuate based on the price of our common stock. All shares under the offering are freely tradable. Fusion may sell none, some, or all of the shares of common stock purchased from us at any time. We expect that any shares that are purchased by Fusion will be sold over a period of up to 25 months from November 2003. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

In November 2003, we registered 13,500,000 shares of our common stock for sale by Fusion, of which 4,863,048 shares have been sold as of October 18, 2004 (excluding the commitment shares and shares underlying warrants that have been issued to Fusion under the common stock purchase agreement). Should we elect to continue to sell shares to Fusion under the common stock purchase agreement, which we have the right, but not the obligation to do, these shares would be issued by us in connection with purchases by Fusion. Under our agreement with Fusion, they are not obligated to purchase any shares of our common stock in the event that the per share purchase price is less than $0.20. Assuming the issuance of these shares, as well as the 250,000 warrant shares, the remaining 8,636,952 shares registered for sale by Fusion would represent 9.6% of our outstanding shares of common stock as of October 18, 2004. We have the right, but not the obligation to register more than a total of 13,500,000 shares in the event that the proceeds from the sale of the shares so registered are less than $15,000,000 and we may elect to register additional shares in the future depending on our financial position, the price of our common stock and our ability to license or sell our products at that time.

The issuance of all of these shares would result in significant dilution to the ownership interests of other holders of our common stock. The amount of dilution would be higher if the market price of our common stock is lower than the current market price at the time Fusion purchases shares under the common stock purchase agreement, as a lower market price would cause more shares of our common stock to be issuable to Fusion. Subsequent sales of these shares in the open market by Fusion may also have the effect of lowering our stock price, thereby increasing the number of shares issuable under the common stock purchase agreement and consequently further diluting our outstanding shares. Although we have the right to reduce or suspend Fusion purchases at any time, our financial condition at the time may require us to waive our right to suspend purchases even if there is a decline in the market price. If the closing sale price of our common stock is at least $0.80 for five consecutive trading days we have the right to increase the daily purchase amount above $30,000, provided the closing sale price of our common stock remains at least $0.80.

The existence of the agreement with Fusion to purchase shares of Unigene common stock could cause downward pressure on the market price of the Unigene common stock.

Both the actual dilution and the potential for dilution resulting from sales of Unigene common stock to Fusion could cause holders to elect to sell their shares of Unigene common stock, which could cause the trading price of the Unigene common stock to decrease. In addition, prospective investors anticipating the downward pressure on the price of the Unigene common stock due to the shares available for sale by Fusion could refrain from purchases or cause sales or short sales in anticipation of a decline of the market price, which may itself cause the price of our stock to decline.

If provisions in our shareholder rights plan or Delaware law delay or prevent a change in control of Unigene, we may be unable to consummate a transaction that our stockholders consider favorable.

On December 20, 2002, we adopted a shareholder rights plan. This shareholder rights plan increases the costs that would be incurred by an unwanted third party acquirer if such party owns or announces its intent to commence a tender offer for more than 15% of our outstanding common stock. The plan is designed to assure our board of directors a full opportunity to review any proposal to acquire us. However, the plan could prolong the take-over process and, arguably, deter a potential bidder. These provisions apply even if the offer may be considered beneficial by some stockholders, and a takeover bid otherwise favored by a majority of our stockholders might be rejected by our board of directors. In addition, specific sections of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us.

FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements regarding us and our business, financial condition, results of operations and prospects. Such forward-looking statements include those which express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. We have based these forward-looking statements on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown which could cause actual results and developments to differ materially from those expressed or implied in such statements. These forward-looking statements include statements about the following: our financial condition, competition, our dependence on other companies to commercialize, manufacture and sell products using our technologies, the uncertainty of results of animal and human testing, the risk of product liability and liability for human trials, our dependence on patents and other proprietary rights, dependence on key management officials, the availability and cost of capital, the availability of qualified personnel, changes in, or the failure to comply with, governmental regulations, the delay in obtaining or the failure to obtain regulatory approvals for our products and other factors discussed in this prospectus.

Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this registration statement. Factors that could cause or contribute to differences in results and outcomes include, without limitation, those discussed in “Risk Factors” above, such as uncertain revenue levels, rapidly changing technologies, stock price volatility, and other factors as discussed elsewhere in this registration statement.

We urge you to carefully read and consider the disclosures found in this registration statement. Readers are urged not to place undue reliance on any forward-looking statements, which speak only as of the date of this registration statement, and any of which may turn out to be wrong due to inaccurate assumptions, unknown risks, uncertainties or other factors. We undertake no obligation to (and expressly disclaim any such obligation to) revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this registration statement.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by selling stockholders. We will receive no proceeds from the sale of shares of common stock in this offering. However, we may receive up to a total of $15,000,000 in proceeds from the sale of our common stock to Fusion under the common stock purchase agreement. Any proceeds from Fusion we have received to date, and will receive in the future under the common stock purchase agreement, has been or will be used for working capital, ongoing research and development activities and general corporate purposes.

PRINCIPAL STOCKHOLDERS

The following table shows information as of October 18, 2004, concerning the beneficial ownership of Unigene common stock by each of Unigene’s directors, each executive officer of Unigene listed in the Summary Compensation Table, all directors and executive officers of Unigene as a group and each other person known by Unigene to be the beneficial owner of more than 5% of Unigene’s common stock.

The ownership percentages listed on the table are based on 78,120,105 shares of Unigene common stock issued and outstanding as of October 18, 2004. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. A person generally is deemed to be the beneficial owner of shares over which he has either voting or investment power. Shares underlying options that are currently exercisable, or that will become exercisable within 60 days, are deemed to be beneficially owned by the person holding the options, and are deemed to be outstanding for the purpose of computing the beneficial ownership percentage of that person, but are not considered to be outstanding for the purpose of computing the ownership percentage of any other person.

Except as otherwise noted, the persons and the group identified in the table have sole voting and sole investment power with respect to all the shares of Unigene common stock shown as beneficially owned by them. Except as otherwise indicated, the address of each beneficial owner listed below is c/o Unigene Laboratories, Inc., 110 Little Falls Road, Fairfield, New Jersey 07004.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Fusion Capital Fund II, LLC 222 Merchandise Mart Plaza Chicago, IL 60654	4,250,000	(1)	5.4%

Warren P. Levy	2,080,545	(2)(3)	2.7%
Ronald S. Levy	2,095,545	(2)(4)	2.7%
Jay Levy	893,095	(5)	1.1%
James P. Gilligan	559,660	(6)	*
Allen Bloom	231,000	(7)	*
J. Thomas August	173,552	(8)	*
Robert F. Hendrickson	50,000		*
Officers and Directors as a Group (7 persons)	5,883,397	(2)(9)	7.4%

*	Less than one percent.
(1)	Includes 1,000,000 shares of common stock that Fusion received as a commitment fee for the new Fusion transaction and 250,000 shares that Fusion has the right to acquire upon the exercise of warrants.
(2)	Includes 200,000 shares of common stock held in a family trust over on which Warren P. Levy and Ronald S. Levy in their capacity as trustees share voting and dispositive power.
(3)	Includes 100,000 shares of Unigene common stock that Warren P. Levy has the right to acquire upon the exercise of stock options that are exercisable either immediately or within 60 days.
(4)	Includes 100,000 shares of Unigene common stock that Ronald S. Levy has the right to acquire upon the exercise of stock options that are exercisable either immediately or within 60 days.

(5)	Includes 370,000 shares of common stock that Jay Levy has the right to acquire pursuant to stock options that are exercisable either immediately or within 60 days.
(6)	Includes 540,000 shares of common stock that James P. Gilligan has the right to acquire pursuant to stock options that are exercisable either immediately or within 60 days.
(7)	Includes 230,000 shares of common stock that Allen Bloom has the right to acquire pursuant to stock options that are exercisable either immediately or within 60 days.
(8)	Includes 161,000 shares of common stock that J. Thomas August has the right to acquire pursuant to stock options that are exercisable either immediately or within 60 days.
(9)	Includes an aggregate of 1,501,000 shares of common stock that such persons have the right to acquire pursuant to stock options that are exercisable either immediately or within 60 days.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share. As of October 18, 2004 there were 78,120,105 shares of common stock outstanding and held of record by approximately 577 stockholders.

Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available therefor. We have never paid and we do not anticipate declaring or paying any cash dividends on shares of our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, the holders of common stock then outstanding are entitled to share ratably in our assets remaining after the payment of liabilities. All shares of common stock outstanding and to be outstanding upon completion of this offering are and will be fully paid and nonassessable.

On December 30, 2002, pursuant to a rights agreement, we distributed common stock purchase rights to shareholders of record as a dividend at the rate of one right for each share of common stock. Each right entitles the holder to purchase from us one ten-thousandth of a share of common stock at an exercise price of $4.00 per right. Initially the rights are attached to the common stock and are not exercisable.

The rights become exercisable and will separate from the common stock:

•	ten calendar days after a person or group acquires beneficial ownership of fifteen percent or more of our common stock, or

•	ten business days (or a later date following such announcement as determined by our Board of Directors) after the announcement of a tender offer or an exchange offer to acquire fifteen percent or more of our outstanding common stock.

The rights are redeemable for $.00001 per right at the option of the Board of Directors at any time prior to the close of business on the tenth calendar day after a person or group acquires beneficial ownership of fifteen percent or more of our common stock. If not redeemed, the rights will expire on December 30, 2012. Prior to the date upon which the rights would become exercisable under the rights agreement, our outstanding stock certificates will represent both the shares of common stock and the rights, and the rights will trade only with the shares of common stock.

Generally, if the rights become exercisable, then each stockholder, other than the stockholder whose acquisition has caused the rights to become exercisable, is entitled to purchase, for the exercise price, that number of shares of common stock that, at the time of the transaction, will have a market value of two times the exercise price of the rights. In addition, if, after the rights become exercisable, we are acquired in a merger or other business combination, or fifty percent or more of our assets, cash flow or earning power are sold, each right will entitle the holder to purchase, at the exercise price of the rights, that number of shares of common stock of the acquiring company that, at the time of the transaction, will have a market value of two times the exercise price of the rights.

The rights plan is intended to improve the ability of our Board of Directors to protect the interests of Unigene and our stockholders in the event of an unsolicited proposal to acquire a significant interest in Unigene.

THE FUSION TRANSACTION

General

On October 9, 2003, we entered into a common stock purchase agreement, as amended, with Fusion Capital Fund II, LLC under which Fusion agreed to purchase, subject to Unigene’s right to reduce or suspend these purchases, on each trading day during the term of the agreement, $30,000 of our common stock up to an aggregate of $15,000,000. The $15,000,000 of common stock can be purchased over a 25 month period subject to earlier termination at our discretion. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. Fusion does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $0.20 per share.

We have authorized the issuance of up to 14,750,000 shares of our common stock to Fusion Capital under the common stock purchase agreement, all of which we registered in November 2003, consisting of 1,000,000 shares of our common stock issued as a commitment fee, 250,000 shares of our common stock to be issued upon the exercise of a warrant to be issued as a commitment fee and up to 13,500,000 shares of our common stock that Fusion may purchase from us pursuant to the common stock purchase agreement. From November 2003 through October 18, 2004, we sold an aggregate of 4,863,048 shares of common stock to Fusion for gross proceeds of $3,500,000. Therefore, 8,636,952 shares of common stock offered by this prospectus remain available for sale to Fusion with maximum additional proceeds of $11,500,000.

Purchase Of Shares Under The Common Stock Purchase Agreement

Under the common stock purchase agreement, on each trading day Fusion is obligated to purchase a specified dollar amount of our common stock provided the price of our common stock exceeds the minimum purchase price. Subject to our right to suspend such purchases at any time, and our right to terminate the agreement with Fusion at any time, each as described below, Fusion shall purchase on each trading day during the term of the agreement $30,000 of our common stock. This daily purchase amount may be decreased by us at any time. We also have the right to increase the daily purchase amount at any time, provided however, we may not increase the daily purchase amount above $30,000 unless our stock price exceeds $0.80 per share for five consecutive trading days and provided that the closing sale price of our stock remains at least $0.80. The purchase price per share is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or

•	the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive trading days prior to the date of purchase by Fusion.

The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading days in which the closing sale price is used to compute the purchase price. Fusion may not purchase shares of our common stock under the common stock purchase agreement if Fusion, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion. However, even though Fusion may not receive additional shares of our common stock in the event that the 9.9% limitation is ever reached, Fusion is still obligated to pay to us $30,000 on each trading day, unless the common stock purchase agreement is suspended, an event of default occurs or the agreement is terminated. Under these circumstances, Fusion would acquire such additional shares in the future should its ownership subsequently become less than the 9.9%. Fusion has the right at any time to sell any shares purchased under the common stock purchase agreement which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that Fusion will ever reach the 9.9% limitation.

The following table sets forth the amount of proceeds we would receive from Fusion from the sale of the remainder of the shares of our common stock offered by this prospectus at varying purchase prices:

Assumed Average Purchase Price	Number of Shares to be Issued if Full Purchase	Percentage Outstanding After Giving Effect to the Issuance to Fusion (1)	Proceeds from the Sale of up to 8,636,952 Shares to Fusion Under the Common Stock Purchase Agreement
$0.75	8,636,952	10.0%	$6,477,714
$1.00	8,636,952	10.0%	$8,636,952
$1.50(2)	7,666,667	8.9%	$11,500,000
$1.75	6,571,429	7.8%	$11,500,000
$2.00	5,750,000	6.9%	$11,500,000

(1)	Based on 78,120,105 shares outstanding as of October 18, 2004, which includes 1,000,000 shares of common stock issued to Fusion as a commitment fee and the number of shares issuable at the corresponding assumed purchase price set forth in the adjacent column. Excludes 250,000 shares of common stock underlying warrants to be issued to Fusion as a commitment fee.
(2)	Closing sale price of our common stock on October 18, 2004.

Minimum Purchase Price

We have the right to set a minimum purchase price, referred to as the floor price, at any time. Currently, the floor price is $0.50. We can increase or decrease the floor price at any time upon one trading day prior notice to Fusion. However, the floor price cannot be less than $0.20. Fusion shall not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price is less than the then applicable floor price.

Our Right To Suspend Purchases

We have the unconditional right to suspend purchases at any time for any reason effective upon one trading day’s notice. Any suspension would remain in effect until our revocation of the suspension. To the extent we need to use the cash proceeds of the sales of common stock under the common stock purchase agreement for working capital or other business purposes, we do not intend to restrict purchases under the common stock purchase agreement.

Our Right To Increase and Decrease the Daily Purchase Amount

Under the common stock purchase agreement Fusion has agreed to purchase on each trading day during the 25 month term of the agreement, $30,000 of our common stock or an aggregate of $15,000,000. We have the unconditional right to decrease the daily amount to be purchased by Fusion at any time for any reason effective upon one trading day’s notice. We also have the right to increase the daily purchase amount as the market price of our common stock increases. Specifically, for every $0.10 increase in threshold price above $0.70, we shall have the right to increase the daily purchase amount by up to an additional $7,500. For example, if the threshold price is $1.00 we would have the right to increase the daily purchase amount to up to an aggregate of $52,500. The “threshold price” is the lowest sale price of our common stock during the five trading days immediately preceding our notice to Fusion to increase the daily purchase amount. This notice becomes effective five trading days after receipt by Fusion. If at any time during any trading day the sale price of our common stock is below the threshold price, the applicable increase in the daily purchase amount will be void.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to Fusion terminating the common stock purchase agreement. Such notice shall be effective one trading day after Fusion receives such notice.

Effect of Performance of the Common Stock Purchase Agreement on our Shareholders

All shares registered in this offering will be freely tradable. It is anticipated that any shares sold to Fusion that are registered in this offering will be sold over a period of up to 13 months from the date of this prospectus. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile. Fusion may ultimately purchase some or all of the shares of common stock issuable under the common stock purchase agreement, and it may sell some, none or all of the shares of common stock it acquires upon purchase. Therefore, the purchases under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right at any time for any reason to: (1) reduce the daily purchase amount, (2) suspend purchases of the common stock by Fusion and (3) terminate the common stock purchase agreement.

No Short-Selling or Hedging by Fusion

Fusion has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

Events of Default

Generally, Fusion may terminate the common stock purchase agreement without any liability or payment to us upon the occurrence of any of the following events of default:

•	the effectiveness of the registration statement of which this prospectus is a part lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten consecutive trading days or for more than an aggregate of thirty trading days in any 365-day period;

•	suspension by the OTC Bulletin Board of our common stock from trading for a period of three consecutive trading days;

•	the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the Nasdaq National Market, the Nasdaq National Small Cap Market, the New York Stock Exchange or the American Stock Exchange;

•	the transfer agent’s failure for five trading days to issue to Fusion shares of our common stock which Fusion is entitled to under the common stock purchase agreement;

•	any material breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which has or which could have a material adverse affect on us subject to a cure period of ten trading days;

•	except with respect to certain indebtedness, a default by us of any payment obligation in excess of $1,000,000; or

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Commitment Shares Issued to Fusion

Under the terms of the common stock purchase agreement Fusion has received 1,000,000 shares of our common stock as a commitment fee and warrants to purchase 250,000 shares of our common stock, exercisable at $0.90 per share. The warrants are exercisable for a period of five years from the date they were issued. The warrant enables a cashless exercise and has certain anti-dilutive provisions. Unless an event of default occurs, the 1,000,000 commitment shares and the 250,000 shares to be received upon exercise of the warrant must be held by Fusion until 25 months from the date of the common stock purchase agreement or until the date the common stock purchase agreement is terminated.

SELLING STOCKHOLDER

The following table presents information regarding the selling stockholder’s beneficial ownership of our common stock as of October 18, 2004. Neither the selling stockholder nor any of its affiliates has held a position or office with us. This is our second financing transaction with Fusion. The first transaction began pursuant to a common stock purchase agreement in May 2001, which ended in November 2003. Under this first common stock purchase agreement, through November 2003, we raised a total of $8,955,418 through the sale of 21,000,000 shares of common stock to Fusion.

Selling Stockholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering (1)	Shares to be Sold in the Offering	Shares Beneficially Owned After Offering	Percentage of Outstanding Shares Beneficially Owned After Offering (1) (2)
Fusion Capital Fund II, LLC (1)(2)	4,250,000	5.4%	1,250,000	3,000,000	3.8%

(1)	As of the date hereof, Fusion has acquired 1,000,000 shares of our common stock and has the right to acquire 250,000 shares of our common stock as a commitment fee under the common stock purchase agreement. Fusion may acquire up to an additional 8,636,952 shares of our common stock offered by this prospectus under the common stock purchase agreement. Percentage of outstanding shares is based on 78,120,105 shares of common stock outstanding as of October 18, 2004, together with such commitment fee, but excluding the additional 8,636,952 shares of our common stock offered by this prospectus that may be acquired by Fusion from us under the common stock purchase agreement after the date hereof. Fusion may not purchase shares of our common stock under the common stock purchase agreement if Fusion, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion. However, even though Fusion may not receive additional shares of our common stock in the event that the 9.9% limitation is ever reached, Fusion is still obligated to pay to us $30,000 on each trading day, unless the common stock purchase agreement is suspended, an event of default occurs or the agreement is terminated. Under these circumstances, Fusion would have the right to acquire additional shares in the future should its ownership subsequently become less than the 9.9%. Fusion has the right at any time to sell any shares purchased under the common stock purchase agreement which would allow it to avoid the 9.9% limitation. Therefore, we do not believe that Fusion will ever reach the 9.9% limitation.

(2)	Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion, are deemed to be beneficial owners of all of the shares of common stock owned by Fusion. Messrs. Martin and Scheinfeld have shared voting and dispositive power over the shares being offered under this prospectus.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Fusion Capital Fund II, LLC, the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this Prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Fusion is an “underwriter” within the meaning of the Securities Act.

Neither we nor Fusion can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Fusion, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this Prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Fusion and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the common stock purchase agreement.

We have advised Fusion that while it is engaged in a distribution of the shares included in this Prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this Prospectus.

This offering will terminate on the date that all shares offered by this Prospectus have been sold by Fusion.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding Unigene’s executive officers and directors:

Name	Age	Position
Warren P. Levy, Ph.D. (1)	52	President, Chief Executive Officer, and Director
Ronald S. Levy, Ph.D. (1)	56	Executive Vice President, Secretary, and Director
Jay Levy (1)	81	Chairman of the Board and Treasurer
James P. Gilligan, Ph.D.	51	Vice President of Product Development
J. Thomas August, M.D.	77	Director of Research and Director
Allen Bloom, Ph.D.	61	Director
Robert F. Hendrickson	71	Director

(1)	Dr. Warren P. Levy and Dr. Ronald S. Levy are brothers and are the sons of Mr. Jay Levy.

Each executive officer’s term of office continues until the first meeting of the Board of Directors following the annual meeting of stockholders and until the election and qualification of his successor. All officers serve at the discretion of the Board of Directors.

Warren P. Levy. Dr. Warren P. Levy, a founder of Unigene, has served as President and Chief Executive Officer, and as a director, since our formation in November 1980. Dr. Levy holds a Ph.D. in biochemistry and molecular biology from Northwestern University and a bachelor’s degree in chemistry from the Massachusetts Institute of Technology.

Ronald S. Levy. Dr. Ronald S. Levy, a founder of Unigene, has served as a director since our formation in November 1980, as Executive Vice President since April 1999, and as Secretary since May 1986. Dr. Levy served as Vice President from November 1980 through March 1999. Dr. Levy holds a Ph.D. in bioinorganic chemistry from Pennsylvania State University and a bachelor’s degree in chemistry from Rutgers University.

Jay Levy. Mr. Jay Levy, a founder of Unigene, has served as the Chairman of the Board of Directors and as Treasurer since our formation in November 1980. He served as Secretary from 1980 to May 1986. He holds a B.B.A. degree from City College of New York and has more than 25 years of progressively responsible experience leading to senior accounting and financial management positions with several internationally known manufacturing corporations. Mr. Levy is a part-time employee of Unigene and devotes approximately 15% of his time to Unigene. From 1985 through February 1991, he served as the principal financial advisor to the Estate of Nathan Cummings and its principal beneficiary, The Nathan Cummings Foundation, Inc., a large charitable foundation. From 1968 through 1985, he performed similar services for the late Nathan Cummings, a noted industrialist and philanthropist.

James P. Gilligan. Dr. James P. Gilligan has been employed by Unigene since 1981 and has served as Vice President of Product Development since April 1999. From February 1995 to March 1999, he served as Director of Product Development. Dr. Gilligan holds a Ph.D. in pharmacology from the University of Connecticut and a Masters of International Business from Seton Hall University.

J. Thomas August. Dr. J. Thomas August is a Distinguished Service Professor of the Departments of Oncology, Pharmacology and Molecular Sciences at the Johns Hopkins University School of Medicine, where he has been employed since 1976. He is also Director, Johns Hopkins Singapore Biomedical Centre. Dr. August has served as Unigene’s Director of Research since 1990. He serves on the Board of Directors of Bioqual, Inc., Aarmedis, Inc. and the Foundation for Comparative and Conservation Biology, and is also a consultant for various biotechnology and medical companies. Dr. August received his medical degree from Stanford University School of Medicine.

Allen Bloom. Dr. Allen Bloom, a patent attorney, retired on December 31, 2003 from Dechert LLP, a law firm. He was a partner at Dechert LLP from 1994 through December 31, 2003, where he was Co-Chair of the Intellectual Property Group and headed a patent practice group that focused on biotechnology, pharmaceuticals and medical devices. For the nine years before joining Dechert LLP, he was Vice President, General Counsel and Secretary of The Liposome Company, Inc., a biotechnology company. His responsibilities there included patent, regulatory and licensing activities. Dr. Bloom serves on the Board of Directors of Cytogen Corporation. Dr. Bloom holds a Ph.D. in Organic Chemistry from Iowa State University, a J.D. degree from New York Law School and a B.S. in Chemistry from Brooklyn College.

Robert F. Hendrickson. Mr. Robert F. Hendrickson was Senior Vice President, Manufacturing and Technology, for Merck & Co., Inc., an international pharmaceutical company, from 1985 to 1990. Since 1990, Mr. Hendrickson has been a management consultant with a number of biotechnology and pharmaceutical companies among his clients. He is currently a director of Cytogen Corporation., a biotechnology company. Mr. Hendrickson previously served as a director of Unigene from 1997 through 2001.

Committees of the Board of Directors

The Board of Directors performs several important functions through committees. These committees are made up of members of the Board of Directors. Unigene’s by-laws authorize the formation of these committees and grant the Board the authority to prescribe the functions of each committee and the standards for membership of each committee. The Board has the following four standing committees. The Board does not have a standing nominating committee.

Audit Committee. The responsibilities of the Audit Committee include annually recommending a firm of independent public accountants to the Board to act as our auditors, reviewing the scope of the annual audit with the auditors in advance, and reviewing the results of the audit and the adequacy of our accounting, financial and operating controls. The Audit Committee also reviews our accounting and reporting principles, policies and practices; and approves fees paid to the auditors for audit and non-audit services. The current members of the Audit Committee are Dr. Bloom and Mr. Hendrickson. Unigene’s Board of Directors is aware that it does not have an audit committee financial expert serving on its audit committee. Unigene does not have a financial expert because none of its outside directors possess the attributes specified to qualify an individual as a “financial expert” according to the SEC’s description of a “financial expert.”

Compensation Committee. The responsibilities of the Compensation Committee include reviewing and approving the compensation, including salaries and bonuses, of our officers. The Compensation Committee also oversees the administration of our 401(k) plan, reviews and approves general benefits and compensation strategies, and approves the Compensation Committee report included in the Company’s proxy statement. The current members of the Compensation Committee are Messrs. J. Levy and Hendrickson, and Drs. Bloom and August.

Stock Option Committee (Employee Stock Option Plans). The Stock Option Committee for the employee stock option plans, subject to the limitations of the plans, selects the employees to be granted options, fixes the number of shares to be covered by each option grant, and determines the exercise price and other terms and conditions of each option. The current members of this Committee are Drs. Bloom and August and Mr. Hendrickson.

Stock Option Committee (Directors Stock Option Plan). The Stock Option Committee for the Directors Stock Option Plan, subject to the limitations of the plan, interprets the plan and makes all determinations necessary for the plan’s administration. The current members of this Stock Option Committee are Mr. Jay Levy, and Drs. Warren Levy and Ronald Levy.

Director Compensation

Directors who are not employees receive an annual retainer of $8,000 as well as a fee of $1,500 for each Board of Directors meeting attended. Allen Bloom and J. Thomas August are the current directors who received such fees in 2003. Board members earn additional compensation for service on the Audit Committee as follows: $500 per Audit Committee conference call, $1,000 per meeting of the Audit Committee if such meeting is convened solely to transact Audit Committee business, or $500 per meeting if such meeting is convened on a date or in conjunction with other activities of the Company or its Board of Directors or other committees for purposes in addition to Audit Committee business. The Chairman of the Audit Committee receives 115% of the aforementioned fees.

At the 1999 Annual Meeting, the stockholders approved a new Directors Stock Option Plan, or the 1999 Plan, to replace the 1994 Outside Directors Stock Option Plan, or the 1994 Plan. Under the 1999 Plan, each person elected to the Board of Directors who is not an employee receives, on the date of his initial election, an option to purchase 21,000 shares of common stock, known as an Initial Option. On May 1st of each year, each non-employee director receives an option to purchase 10,000 shares of common stock if he has served as a non-employee director for at least six months prior to the May 1st grant date, known as an Additional Option. Each option granted under the 1999 Plan has a ten-year term and an exercise price equal to the market price of the common stock on the date of the grant. Each Initial Option vests in equal installments of 1/3 over a period of three years, commencing on the date of the grant and each Additional Option vests in its entirety on the first anniversary of the grant.

All options become exercisable upon the vesting thereof, and remain exercisable for the remaining term of the option, unless the director’s service as a non-employee director terminates prior to the expiration of the term. If the grantee’s service as a director terminates prior to the expiration of the option, the option will remain exercisable for a 90-day period following termination of service, except (i) if a non-employee director resigns due to disability, the option will remain exercisable for 180 days following termination, and (ii) if a non-employee director dies while serving as a director, or within 90 days following termination of service (180 days in the case of disability), the option will remain exercisable for 180 days following the person’s death. After such period, the option will terminate and cease to be exercisable. Under the 1999 Plan, Allen Bloom has received options to purchase 60,000 shares of common stock, J. Thomas August has received options to purchase 51,000 shares of common stock and Robert F. Hendrickson has received options to purchase 21,000 shares of common stock.

Under the 1994 Plan, each person who was an outside director at the time of the adoption of the 1994 Plan was granted, and each person who subsequently was elected as an outside director was granted, a 10-year option to purchase 30,000 shares of common stock at an exercise price equal to the market price of the common stock on the date of the grant. The options vest in equal increments over the three-year period following the grant. If the recipient’s service as a director terminates, the option will expire three months after the date of such termination. Under the 1994 Plan, Allen Bloom has received a grant of options to purchase 30,000 shares.

On December 5, 2001, the Board of Directors granted stock options to the following current directors:

Jay Levy	300,000
Allen Bloom	150,000
J. Thomas August	120,000
Warren P. Levy	100,000
Ronald S. Levy	100,000

The exercise price of these options is $0.47 per share, the closing stock price on December 5, 2001. These 10-year options vested 10% on December 5, 2001 and 30% on each of June 5, 2002, December 5, 2002 and June 5, 2003. For the stock options granted to Allen Bloom and J. Thomas August, upon termination of their status as director, their time to exercise after termination will be based upon tenure as follows:

Tenure as Director	Time Period after Termination to Exercise
Up to 1 year	90 days
Greater than 1 and up to 3 years	180 days
Greater than 3 and up to 5 years	1 year
Greater than 5 years	2 years

For the stock options granted to Jay Levy, Warren Levy and Ronald Levy, in the event of termination, the option holder has three months to exercise their options.

Employment Agreements

Unigene entered into an employment agreement, effective January 1, 2000, with Dr. Warren P. Levy for an initial term of two years. Pursuant to the agreement, Dr. Levy will serve as President and Chief Executive Officer of the Company at an annual salary of $160,000 for the initial year of the agreement. Salary increases beyond the first year are at the discretion of the Compensation Committee. Dr. Levy’s salary was increased to $195,000 effective February 17, 2004.

Unigene entered into an employment agreement, effective January 1, 2000, with Dr. Ronald S. Levy for an initial term of two years. Pursuant to the agreement, Dr. Levy will serve as Executive Vice President of the Company at an annual salary of $155,000 for the initial year of the agreement. Salary increases beyond the first year are at the discretion of the Compensation Committee. Dr. Levy’s salary was increased to $190,000 effective February 17, 2004.

Each agreement provides that, after the initial two-year term, the agreement will be renewed on a year-to-year basis unless either party notifies the other of the desire not to renew the agreement no later than three months prior to the scheduled termination date. Each agreement also provides that, upon (a) termination of the employment of the executive by Unigene without cause or (b) resignation of the executive for good reason (which is defined to mean a change of control of Unigene or a material diminution of the executive’s responsibilities without his consent), Unigene will make a lump-sum severance payment to the executive equal to (i) the salary that the executive would have earned for the remaining term of this agreement, if the remaining term (either the initial term or as extended) is more than one year or (ii) the executive’s then-current annual salary, if the remaining term of the agreement (either the initial term or as extended) is one year or less.

Compensation Committee Interlocks and Insider Participation

Executive compensation for 2003 was determined by the Compensation Committee consisting of Mr. Jay Levy and Drs. August, Bloom and Thomas Picone (retired).

Three of the six member Board of Directors, Warren P. Levy, Ronald S. Levy and Jay Levy, are executive officers of the Company. Jay Levy is the father of Warren and Ronald Levy.

To satisfy our short-term liquidity needs, Jay Levy, the Chairman of the Board and an officer of Unigene, and Warren Levy and Ronald Levy, directors and officers of Unigene, and another Levy family member, from time to time have made loans to us. We repaid $100,000 in loans to Jay Levy in January 2003. During 2004, we repaid $660,000, $30,000 and $30,000 in loans, to Jay Levy, Warren Levy and Ronald Levy, respectively. We have not made principal and interest payments on certain loans when due. However, the Levys waived all default provisions including additional interest penalties due under these loans through December 31, 2000. Beginning January 1, 2001, interest on loans originated through March 4, 2001 increased an additional 5% per year and is calculated on both past due principal and interest. This additional interest was approximately $653,000, and total interest expense on all Levy loans was approximately $1,294,000 for 2003. As of December 31, 2003, total accrued interest on all Levy loans was approximately $4,542,000 and the outstanding loans by these individuals to us, classified as short-term debt, totaled $11,273,323 and consist of:

•	Loans from Jay Levy in the aggregate principal amount of $3,185,000, which are evidenced by demand notes bearing a floating interest rate equal to the Merrill Lynch Margin Loan Rate plus 5.25% (10.5% at December 31, 2003 and 10.75% at December 31, 2002), are classified as short-term debt. These loans were originally at the Merrill Lynch Margin Loan Rate plus .25%. These loans are secured by a security interest in our equipment and real property. Accrued interest on these loans at December 31, 2003 was approximately $2,189,000.

•	Loans from Jay Levy in the aggregate principal amount of $1,870,000 evidenced by term notes maturing January 2002, and bearing interest at the fixed rate of 11% per year. These loans were originally at 6%. These loans are secured by a security interest in all of our equipment and a mortgage on our real property. The terms of the notes required us to make installment payments of principal and interest beginning in October 1999 and ending in January 2002 in an aggregate amount of $72,426 per month. No installment payments have been made to date. Accrued interest on these loans at December 31, 2003 was approximately $954,000.

•	Loans from Jay Levy in 2001 and 2002 in the aggregate principal amount of $5,700,000, which are evidenced by demand notes bearing a floating interest rate equal to the Merrill Lynch Margin Loan Rate plus .25%, (5.5% at December 31, 2003 and 5.75% at December 31, 2002), are classified as short-term debt and which are secured by a security interest in certain of our patents. Accrued interest on these loans at December 31, 2003 was approximately $816,000.

•	Loans from Warren Levy in the aggregate principal amount of $260,000, which are evidenced by demand notes bearing a floating interest rate equal to the Merrill Lynch Margin Loan Rate plus 5.25% (10.5% at December 31, 2003 and 10.75% at December 31, 2002), are classified as short-term debt. These loans were originally at the Merrill Lynch Margin Loan Rate plus .25%. An additional loan in the amount of $5,000 bears interest at the Merrill Lynch Loan Rate plus .25% (5.5% at December 31, 2003 and 5.75% at December 31, 2002) and is classified as short-term debt. These loans are secured by a secondary security interest in our equipment and real property. Accrued interest on these loans at December 31, 2003 was approximately $294,000.

•	Loans from Ronald Levy in the aggregate principal amount of $248,323, which are evidenced by demand notes bearing a floating interest rate equal to the Merrill Lynch Margin Loan Rate plus 5.25% (10.5% at

December 31, 2003 and 10.75% at December 31, 2002), are classified as short-term debt. These loans were originally at the Merrill Lynch Margin Loan Rate plus .25%. An additional loan in the amount of $5,000 bears interest at the Merrill Lynch Margin Loan Rate plus .25% (5.5% at December 31, 2003 and 5.75% at December 31, 2002) and is classified as short-term debt. These loans are secured by a secondary security interest in our equipment and real property. Accrued interest on these loans at December 31, 2003 was approximately $289,000.

One of our directors was a partner and then of counsel in a law firm that we engaged for legal services. In 2003, we incurred an aggregate of $547,000 in legal fees with this firm as well as $472,000 in 2002. In addition, one of our directors serves as our Research Director, receiving $73,500 in annual compensation in both 2003 and 2002.

No member of the Compensation Committee had a relationship that requires disclosure under Item 402(j)(3) of Regulation S-K.

Executive Compensation

The following table sets forth, for the years 2003, 2002 and 2001, compensation paid to the Chief Executive Officer of the Company and to each other executive officer whose compensation in 2003 exceeded $100,000, for services rendered by such executive officers in all capacities in which they served:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation
		Salary	Bonus	Other Annual Compensation (2)	Awards		Payouts	All Other Compensation(1)
Name and Principal Position	Year				Restricted Stock Award	Securities Underlying Options/ SARs	LTIP Payouts
Warren P. Levy, President, Chief Executive Officer and Director	2003 2002 2001	$179,453 161,446 161,280	$1,600 1,600 -0-	$-0- -0- -0-	$-0- -0- -0-	-0- -0- 100,000	$-0- -0- -0-	$ $ $	13,989 13,932 13,932

Ronald S. Levy, Executive Vice President and Director	2003 2002 2001	175,103 156,716 156,626	1,550 1,550 -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- 100,000	-0- -0- -0-	$ $ $	16,914 16,872 16,872

James P. Gilligan, Vice President	2003 2002 2001	158,713 153,179 141,832	1,450 1,450 -0-	8,365 4,183 6,692	-0- -0- -0-	90,000 -0- 120,000	-0- -0- -0-		-0- -0- -0-

(1)	Represents premium paid by the Company on executive split-dollar life insurance.
(2)	Represents reimbursement for unused vacation days.

For information regarding directors’ compensation, please see the above section entitled “Board of Directors and Committees.”

STOCK OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2003

The following table sets forth certain information relating to stock option grants to each of the executive officers named in the Summary Compensation Table during the year ended December 31, 2003:

Name	Number of Shares Underlying Options Granted	Percent of Total Option Shares Granted to Employees(1)	Exercise Price per Share(2)	Expiration Date	Grant Date Value(3)
Dr. Warren P. Levy	-0-	—	—	—	—
Dr. Ronald S. Levy	-0-	—	—	—	—
Dr. James P. Gilligan	90,000	11.4%	$0.305	4/13/13	$25,857

(1)	Options exercisable for an aggregate of 789,900 shares of Common Stock were granted to employees in 2003 under the 2000 Stock Option Plan.
(2)	Fair market value on the date of grant.
(3)	The fair value of the stock option granted in 2003 is estimated at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0%; expected volatility of 116%; a risk-free interest rate of 3.0%; and expected life of 5 years.

AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUES

The following table sets forth information as to the exercises of options during the year ended December 31, 2003, and the number and value of unexercised options held as of December 31, 2003, by each of the executive officers named in the Summary Compensation Table:

	Exercises During The Fiscal Year		Number of Shares Underlying Unexercised Options		Value of Unexercised In-the-Money Options (1)
	Number of Shares Acquired	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Warren P. Levy	0	$0	100,000	0	$17,000	$0
Ronald S. Levy	0	0	100,000	0	17,000	0
James P. Gilligan	0	0	510,000	90,000	30,550	30,150

(1)	Based upon a closing price of $0.64 on December 31, 2003.

EQUITY COMPENSATION PLAN INFORMATION

The table below summarizes the status of our equity compensation plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,222,390	$0.97	1,520,600
Equity compensation plans not approved by security holders	2,243,002	$0.80	—

Total	6,465,392	$0.91	1,520,600

LEGAL MATTERS

The validity of the Unigene common stock offered by this prospectus was passed upon for Unigene by Dechert LLP, Philadelphia, Pennsylvania.

EXPERTS

Unigene’s audited financial statements as of December 31, 2003 and December 31, 2002 and for each of the years in the two-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of Grant Thornton LLP as experts in accounting and auditing. The audit report of Grant Thornton LLP covering the December 31, 2003 and December 31, 2002 financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations and working capital deficiency raise substantial doubt about the entity’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The financial statements of Unigene Laboratories, Inc. for the year ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report of KPMG LLP covering the December 31, 2001 financial statements, contains an explanatory paragraph that states that Unigene has suffered recurring losses from operations and has a working capital deficiency which raise substantial doubt about the entity’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

Unigene has filed a Registration Statement on Form S-2 with the SEC. This prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Some information is omitted from this prospectus in accordance with the rules of the SEC and you should refer to the Registration Statement and its exhibits for additional information. Our Internet website address is www.unigene.com. The contents of our website are not part of this Registration and our Internet address is included in this document as an inactive textual reference only. Our Registration Statement, annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed by us with the SEC pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are accessible free of charge through our website as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the SEC. The SEC also maintains a website at http://www.sec.gov where such information is available. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices in Chicago, Illinois and New York, New York. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

You should rely only on the information contained in this prospectus. Unigene has not authorized anyone to provide you with any information that is different from that contained in this prospectus. The information contained in this prospectus is accurate as of the date of this prospectus. You should not assume that there has been no changes in the affairs of Unigene since the date of this prospectus or that the information in this prospectus is correct as of any time after the date of this prospectus, regardless of the time that this prospectus is delivered or any sale of the common stock offered by this prospectus is made. This prospectus is not an offer to sell or a solicitation of an offer to buy the shares covered by this prospectus in any jurisdiction where the offer or solicitation is unlawful. In this prospectus, “Unigene,” “we,” “us” and “our” refer to Unigene Laboratories, Inc.

ADDITIONAL INFORMATION ABOUT UNIGENE LABORATORIES, INC.

The prospectus is accompanied by a copy of our Annual Report on Form 10-K for the year ended December 31, 2003 and by a copy of our quarterly report on Form 10-Q for the period ended June 30, 2004.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to the documents we have filed with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below:

1.	Annual Report on Form 10-K for Unigene Laboratories, Inc. for the period ended December 31, 2003.

2.	Quarterly Report on Form 10-Q for Unigene Laboratories, Inc. for the period ended March 31, 2004.

3.	Quarterly Report on Form 10-Q for Unigene Laboratories, Inc. for the period ended June 30, 2004.

4.	Current Report on Form 8-K for Unigene Laboratories, Inc. dated January 8, 2004.

5.	Current Report on Form 8-K for Unigene Laboratories, Inc. dated April 8, 2004.

6.	Current Report on Form 8-K for Unigene Laboratories, Inc. dated July 13, 2004.

We will provide to you, upon request and without charge, a copy of any or all of the documents referred to above which we have or may incorporate in this prospectus by reference, other than the exhibits for those documents. You can request copies from:

Unigene Laboratories, Inc.

110 Little Falls Road

Fairfield, New Jersey 07004

Attention: Director of Finance

You may also request a copy by calling the Director of Finance at (973) 882-0860.

Part II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions, if any) are set forth below. Each item listed is estimated, except for the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$686.13
Blue Sky fees and expenses	0
Accounting fees and expenses	25,000.00
Legal fees and expenses	30,000.00
Registrar and transfer agent’s fees and expenses	1,000.00
Printing and engraving expenses	0
Miscellaneous	1,000.00

Total expenses	$57,686.13

Item 15. Indemnification of Directors and Officers

Unigene is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Unigene’s Certificate of Incorporation provides that no director shall be liable to Unigene or its stockholders for monetary damages for breach of his fiduciary duty as a director. However, a director will be liable for any breach of his duty of loyalty to Unigene or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, any transaction from which the director derived an improper personal benefit, or payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law.

Item 16. Exhibits.

Exhibit Number	Description
3.1	Certificate of Incorporation of the Registrant and Amendments thereto to July 1, 1986 (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement No. 33-6877 on Form S-1, filed July 1, 1986).

3.1.1	Certificate of Amendments of Certificate of Incorporation filed July 29, 1986 and May 22, 1987 (incorporated by reference to Exhibit 3.1.1 to the Registrant’s Registration Statement No. 33-6877 on Form S-1, filed July 1, 1986).

3.1.2	Certificate of Amendments of Certificate of Incorporation filed August 22, 1997 (incorporated by reference to Exhibit 3.1.2 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).

3.1.3	Amendment to Certificate of Incorporation filed July 18, 2001 (incorporated by reference to Exhibit 3.1.3 of Post-Effective Amendment No. 2 to Registrant’s Registration Statement No. 333-04557 on Form S-1, filed December 12, 2001).

3.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1993).

4.1	Rights Agreement between Unigene Laboratories, Inc. and Registrar and Transfer Company, dated December 20, 2002 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, dated December 11, 2002).

4.2	Specimen Certificate for common stock, par value $.01 per share (incorporated by reference to Exhibit 3.1.1 to the Registrant’s Registration Statement No. 33-6877 on Form S-1, filed July 1, 1986).

5.1	Opinion of Dechert LLP as to the legality of the shares of Unigene common stock being registered. ***

10.1	Lease agreement between the Registrant and Fulton Street Associates, dated May 20, 1993 (incorporated by reference to Exhibit 10.1 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1992 (File No. 0-16005).

10.2	1994 Employee Stock Option Plan (incorporated by reference to the Registrant’s Definitive Proxy Statement dated April 28, 1994, which is set forth as Appendix A to Exhibit 28 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 0-16005).

10.3	Directors Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 0-16005).

10.4	Mortgage and Security Agreement between the Registrant and Jean Levy dated February 10, 1995 (incorporated by reference to Exhibit 10.4 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1994).

10.5	Loan and Security Agreement between the Registrant and Jay Levy, Warren P. Levy and Ronald S. Levy dated March 2, 1995 (incorporated by reference to Exhibit 10.5 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1994).

10.6	Employment Agreement between the Registrant and Warren P. Levy, dated January 1, 2000 (incorporated by reference to Exhibit 10.6 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999).

10.7	Employment Agreement between the Registrant and Ronald S. Levy, dated January 1, 2000 (incorporated by reference to Exhibit 10.7 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999).

10.8	Employment Agreement between the Registrant and Jay Levy, dated January 1, 2000 (incorporated by reference to Exhibit 10.8 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999).

10.9	Split Dollar Agreement dated September 30, 1992 between the Registrant and Warren P. Levy (incorporated by reference to Exhibit 10.9 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1992).

10.10	Split Dollar Agreement dated September 30, 1992 between the Registrant and Ronald S. Levy (incorporated by reference to Exhibit 10.10 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1992).

10.12	Amendment to Loan Agreement and Security Agreement between the Registrant and Jay Levy, Warren P. Levy and Ronald S. Levy, dated March 20, 1995 (incorporated by reference to Exhibit 10.12 of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1994).

10.14	Amendment to Loan and Security Agreement between the Registrant and Jay Levy, Warren P. Levy and Ronald S. Levy, dated June 29, 1995 (incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995).

10.15	Promissory Note between the Registrant and Jay Levy, Warren P. Levy and Ronald S. Levy, dated June 29, 1995 (incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995).

10.17	License Agreement, dated as of July 15, 1997, between the Registrant and Warner-Lambert Company (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, dated July 15, 1997). *

10.19	Purchase Agreement, dated June 29, 1998, between the Registrant and The Tail Wind Fund, Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

10.20	Registration Rights Agreement, dated June 29, 1998, between the Registrant and The Tail Wind Fund, Ltd. (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

10.21	Form of Promissory Note between the Registrant and Jay Levy (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

10.22	Form of Promissory Note between the Registrant and Warren Levy and Ronald Levy (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

10.23	Amendment to Loan Agreement and Security Agreement between the Registrant and Jay Levy, Warren Levy and Ronald Levy, dated June 25, 1999 (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

10.24	Amended and Restated Secured Note between the Registrant and Jay Levy, dated July 13, 1999 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.25	Amended and Restated Security Agreement between the Registrant and Jay Levy, Warren P. Levy and Ronald S. Levy, dated July 13, 1999 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.26	Subordination Agreement between the Registrant and Jay Levy, Warren P. Levy and Ronald S. Levy, dated July 13, 1999 (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.27	Mortgage and Security Agreement, dated July 13, 1999, between the Registrant and Jay Levy (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.28	$70,000 Secured Note between the Registrant and Jay Levy dated July 30, 1999 (incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.29	$200,000 Secured Note between the Registrant and Jay Levy dated August 5, 1999 (incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.30	Modification of Mortgage and Security Agreement between the Registrant and Jay Levy dated August 5, 1999 (incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.31	Amendment to Security Agreement and Subordination Agreement between the Registrant and Jay Levy, Warren Levy and Ronald Levy, dated August 5, 1999 (incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

10.32	Joint Venture Contract between Shijiazhuang Pharmaceutical Group Company, Ltd., and Unigene Laboratories, Inc., dated June 15, 2000 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).*

10.33	Articles of Association of Shijiazhuang-Unigene Pharmaceutical Corporation Limited, dated June 15, 2000 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).*

10.34	2000 Stock Option Plan (incorporated by reference to Attachment A to the Registrant’s Schedule 14A, dated April 28, 2000, containing the Registrant’s Definitive Proxy Statement for its 2000 Annual Meeting of Stockholders (File No. 0-16005).

10.35	Common Stock Purchase Agreement, dated May 9, 2001, between the Registrant and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 10.35 to the Registrant’s Registration Statement No. 333-60642 on Form S-1, filed May 10, 2001).

10.36	Registration Rights Agreement, dated April 23, 2001, between the Registrant and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 10.36 to the Registrant’s Registration Statement No. 333-60642 on Form S-1, filed May 10, 2001).

10.37	Warrant, dated March 30, 2001, between the Registrant and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 10.37 to the Registrant’s Registration Statement No. 333-60642 on Form S-1, filed May 10, 2001).

10.38	Patent Security Agreement, dated March 13, 2001, between the Registrant and Jay Levy (incorporated by reference to Exhibit 10.38 of Amendment No. 2 to Registrant’s Registration Statement No. 333-04557 on Form S-1, filed December 12, 2001).

10.39	First Amendment to Patent Security Agreement, dated May 29, 2001, between the Registrant and Jay Levy (incorporated by reference to Exhibit 10.39 of Amendment No. 2 to Registrant’s Registration Statement No. 333-04557 on Form S-1, filed December 12, 2001).

10.40	Letter Agreement between Fusion Capital Fund II, LLC and Unigene Laboratories, Inc., dated November 1, 2001 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

10.41	Letter Agreement between Fusion Capital Fund II, LLC and Unigene Laboratories, Inc., dated November 26, 2001 (incorporated by reference to Exhibit 10.41 of Amendment No. 2 to Registrant’s Registration Statement No. 333-04557 on Form S-1, filed December 12, 2001).

10.42	License agreement between Unigene Laboratories, Inc. and SmithKline Beecham Corporation dated April 13, 2002 (incorporated by reference to Exhibit 10.1 of Registrant’s Current Report on Form 8-K, dated April 26, 2002). *

10.43	License and development agreement between Upsher-Smith Laboratories, Inc. and Unigene Laboratories, Inc. dated November 26, 2002 (incorporated by reference to Exhibit 10.1 of Registrant’s Current Report on form 8-K, dated January 9, 2003). *

10.44	Settlement agreement between The Tail Wind Fund, Ltd. and Unigene Laboratories, Inc., dated April 9, 2002 (incorporated by reference to Exhibit 10.42 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.45	Director Stock Option Agreement between Allen Bloom and Unigene Laboratories, Inc., dated December 5, 2001 (incorporated by reference to Exhibit 10.45 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.46	Director Stock Option Agreement between J. Thomas August and Unigene Laboratories, Inc., dated December 5, 2001 (incorporated by reference to Exhibit 10.46 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.48	Second Amendment to Lease between Fulton Street Associates and Unigene Laboratories, Inc. dated as of May 15, 2003 (incorporated by reference to Exhibit 10.48 to Post-Effective Amendment No. 1 to Registrant’s Registration Statement No. 333-75960, filed August 1, 2003).

10.49	Common Stock Purchase Agreement, dated October 9, 2003, between the Registrant and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 10.49 to Registrant’s Registration Statement No. 333-109655, filed October 10, 2003).

10.50	Registration Rights Agreement, dated October 9, 2003 between the Registrant and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 10.50 to Registrant’s Registration Statement No. 333-109655, filed October 10, 2003).

10.51	Amendment No. 1 to Common Stock Purchase Agreement, dated October 9, 2003, between the Registrant and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 10.51 to Amendment No. 1 to Registrant’s Registration Statement No. 333-109655, filed November 7, 2003).

10.52	Settlement Agreement dated December 18, 2003 between Covington and Burling and Unigene Laboratories, Inc. (incorporated by reference to Exhibit 10.52 to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.53	License Agreement, dated April 7, 2004, between Unigene Laboratories, Inc. and Novartis Pharma AG (incorporated by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).*

23.1	Consent of Grant Thornton LLP. **

23.2	Consent of KPMG LLP. **

23.3	Consent of Dechert LLP (included in opinion filed as Exhibit 5.1). ***

24.1	Power of Attorney (included on the signature page hereof).

*	Portions of the exhibit have been omitted pursuant to a request for confidential treatment.
**	Filed herewith.
***	Previously filed.

(b)	Financial Statement Schedules

No financial statement schedules are required.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to Form S-1 on Form S-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfield, New Jersey, on this 29th day of October, 2004.

UNIGENE LABORATORIES, INC.

By:	/s/ Warren P. Levy
Warren P. Levy
President

Each person whose signature appears below hereby constitutes and appoints Warren P. Levy and Ronald S. Levy, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462 (b) of the Securities Act of 1933, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Form S-1 on Form S-2 Registration Statement has been signed on this 29th day of October, 2004 by the persons and in the capacities indicated below.

Signature	Title
/s/ Warren P. Levy Warren P. Levy	President and Chief Executive Officer (principal executive officer) and Director

/s/ Jay Levy Jay Levy	Treasurer (principal financial and accounting officer) and Director

/s/ Ronald S. Levy Ronald S. Levy	Director

/s/ Allen Bloom Allen Bloom	Director

/s/ Robert F. Hendrickson Robert F. Hendrickson	Director

/s/ J. Thomas August J. Thomas August	Director

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Grant Thornton LLP

23.2	Consent of KPMG LLP

24.1	Power of Attorney of Directors of Unigene Laboratories, Inc. (included on the signature page hereof)